Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of Advanced Cell Technology, Inc. and subsidiary (collectively, the "Company") on Amendment No. 3 to Form S-1 (No. 333-163202) of our report, dated July 2, 2009, appearing in the Prospectus, which is part of this Registration Statement.  Our report dated July 2, 2009, relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.  We were not engaged to examine management’s assessment of the effectiveness of Advanced Cell Technology, Inc. and subsidiary’s internal control over financial reporting as of December 31, 2008, and, accordingly, we did not express an opinion thereon.

We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

SingerLewak LLP

Los Angeles, California
January 29, 2010